CHARGES DEDUCTED FROM ANNUITY ACCOUNT VALUE (SEE SECTION 8.02):


     (c)  Optional Benefit Charge(s):

          [IF THE GUARANTEED MINIMUM WITHDRAWAL BENEFIT RIDER IS ELECTED]

          Guaranteed Minimum Withdrawal Benefit Charge:

          The current charge for this benefit is [0.35%/0.50%] of your Annuity Account Value, and is determined on each Contract Date Anniversary and deducted annually. This charge will never exceed [0.60%/0.80%] of your Annuity Account Value.

This charge will be deducted on a pro-rata basis for the portion of any Contract Year, pursuant to the termination provision of the rider, in which a Death Benefit is paid pursuant to Section 6.01, the Annuity Account Value is applied to purchase an Annuity Benefit pursuant to Section 7.05, or the Contract is surrendered pursuant to Section 5.01.

The above charges will be deducted from the Annuity Account Value in the Investment Funds and the Guaranteed Interest Account on a pro rata basis. [IF THE FIXED MATURITY OPTIONS ARE AVAILABLE, THE FOLLOWING LANGUAGE WILL APPEAR] [If there is insufficient value or no value in the Investment Funds and the Guaranteed Interest Account, any additional amount required or the total amount of the charge, as applicable, will be withdrawn from the FMOs, if available, in order of the earliest Expiration Date(s) first.

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